# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 9, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    **No X**

Enclosure: Press release:  **DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

**DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

On 22 February 2022, the Company announced that the Chief Financial Officer, Christine Ramon, had elected to take early retirement from the end of June 2022.

In advance of her scheduled departure from AngloGold Ashanti, Ms Ramon has opted to:
- exercise a portion of the vested share awards granted to her under the Company's share incentive scheme (50,000 shares)
- sell shares sufficient to cover her tax costs in respect of the share awards exercised (23,249 shares)

The net impact is that Ms Ramon will own 26,751 AngloGold Ashanti ordinary shares, which she will continue to own as an investment.

| Name of executive director | C Ramon |
|---|---|
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 7 March 2022 |
| Nature of transaction | Off market exercise of vested share awards to retain |
| Class of security | Ordinary shares |
| Number of shares exercised | 26,751 |
| Price of shares purchased | R413.3421 |
| Value of transaction (excluding brokerage and other fees) | R11,057,314.5171 |
| Extent of interest | Direct beneficial |
| Prior clearance to deal | Obtained |

Related taxes have been paid by the Executive Director by selling a portion of the shares as detailed below:

**SHARES SOLD TO SETTLE TAX COSTS**

| Name of executive director | C Ramon |
|---|---|
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 7 March 2022 |
| Nature of transaction | On-market sale of shares to fund tax liability in relation to costs incurred in exercise of vested share awards |
| Class of security | Ordinary shares |

| | |
|---|---|
| Number of shares sold | 23,249 |
| Price of shares sold | R413.3421 |
| Value of transaction (excluding brokerage and other fees) | R9,609,790.4829 |
| Extent of interest | Direct, beneficial |
| Prior clearance to deal | Obtained |

**ENDS**

9 March 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

**Media**
| | | |
|---|---|---|
| Andrea Maxey | +61 08 9435 4603/ +61 400 072 199 | amaxey@anglogoldashanti.com |
| Chipo Mrara | +27 11 637 6012/+27 60 571 0797 | camrara@anglogoldashanti.com |
| General inquiries | | media@anglogoldashanti.com |

**Investors**
| | | |
|---|---|---|
| Andrea Maxey | +61 08 9435 4603/ +61 400 072 199 | amaxey@anglogoldashanti.com |
| Yatish Chowthee | +27 11 637 6273 / +27 78 364 2080 | yrchowthee@anglogoldashanti.com |

Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date: March 9, 2022

By:      /s/ LM GOLIATH_____
Name:    LM Goliath
Title:     Company Secretary